Richard D. Levy Executive Vice President & Controller	MAC AO163-039 343, Sansome Street. 3rd Floor San Francisco, CA 94104 415 222-3119 415 975-6871 Fax richard.d.levy@wellsfargo.com
August 3, 2011
VIA EDGAR AND ELECTRONIC MAIL
Stephanie L. Hunsaker
Senior Assistant Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 4720
Washington, D.C. 20549
Re:	Wells Fargo & Company Form 10-K for Fiscal Year Ended December 31, 2010 Filed February 25, 2011 File No. 001-02979
Dear Ms. Hunsaker:
In response to follow-up discussions we’ve conducted with you concerning comments by the staff (“Staff”) of the Securities and Exchange Commission (“Commission”) contained in the Staff’s letter dated July 13, 2011, to Wells Fargo & Company (“Wells Fargo,” “Company,” “we,” or “our”), we submit the following information. The Staff’s comments, indicated in bold, are followed by Wells Fargo’s responses, with underlined text and strikethrough denoting updates to previously submitted proposed changes to our current disclosures.
Form 10-K for Fiscal Year Ended December 31, 2010
Risk Management — Credit Risk Management, page 54
Table 25: Home Equity Portfolios, page 63
1.	We note your response to prior comment one from our letter dated June 9, 2011 that your approach is to incorporate the default rates for junior liens behind delinquent first liens into your delinquency roll rate models. However, we note that in cases where you hold the junior lien behind a third party senior lien (which is 41% of the time for this loan category) you are not aware of whether the senior lien is delinquent or not, so please expand your disclosure in future filings to discuss how your modeling captures this risk, particularly since the delinquency and loss statistics are more severe in situations where you also do not own or service the senior lien. Additionally, we note

Stephanie L. Hunsaker
August 3, 2011

your response to prior comment five from our letter dated May 11, 2011 that you have an indication of whether the senior lien is in default from reviewing credit bureau data which is not specific to which mortgage the borrower may have that is delinquent, but it is unclear how this is considered in your analysis, so please also address this in your future filings.
Wells Fargo response:
We will revise future filings as follows:
We continuously monitor the credit performance of our junior lien mortgage portfolio for trends and factors that influence the frequency and severity of loss. We have observed that the severity of loss for junior lien mortgages is high and generally not affected by whether we or a third party own or service the related first mortgage, but that the frequency of loss is lower when we own or service the first mortgage. Although we have observed that delinquency and default rates are lower when we own or service the related first mortgage, we have limited information available to identify which of our junior liens are behind delinquent third party originated or serviced first mortgages. To capture this loss content, we refined our allowance process during second quarter 2011 utilizing the experience of our junior lien mortgages behind delinquent first liens that are owned or serviced by us adjusted for observed higher delinquency rates associated with junior lien mortgages behind third party first mortgages. We then incorporated this expected loss content into our allowance for loan losses, which added $210 million to our allowance.
2.	We note your response to prior comment two from our letter dated June 9, 2011 that in substantially all cases, your junior lien positions modified under 2MP were performing at the time of the modification. As part of your proposed disclosure addressing the items discussed in comment one, please also discuss whether modifications under 2MP or other modification programs involving your junior liens typically result in significant additional allowances being recorded at the time of modification as prior to that point the loan would appear to be performing.
Wells Fargo response:
While our junior liens are typically performing at the time of their modification, the related first liens have generally shown some level of delinquency prior to our consideration of a modification. As noted in our response to comment one above, we have incorporated the performance of a junior lien behind a delinquent first lien into our loss forecasting calculations. In addition, our allowance considers the impact of modifications, including those that are probable to occur, by incorporating the associated credit cost, including re-defaults of modified loans and projected loss severity. Accordingly, the loss content associated with existing and probable modifications has been considered in our allowance methodology and substantial incremental allowances are not expected at the time of modification.

Stephanie L. Hunsaker
August 3, 2011

We will revise future filings as follows:

Risk Management — Credit Risk Management — Allowance for Credit Losses
In determining the appropriate allowance attributable to our residential mortgage portfolio, we incorporate the default rates and high severity of loss for junior lien mortgages behind delinquent first lien mortgages into our loss forecasting calculations. In addition,the loss rates we use in determining our allowance ~~analysis~~ include the impact of our established loan modification programs. When modifications occur or are probable to occur, our allowance considers the impact of these modifications, taking into consideration the associated credit cost, including re-defaults of modified loans and projected loss severity. Accordingly, the ~~The~~ loss content associated with the effects of existing and probable loan modifications and junior lien mortgages behind delinquent first lien mortgages has been captured in our allowance methodology.
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Risk Management — Credit Risk Management — Real Estate 1-4 Family Mortgage Loans
We continue to modify real estate 1 — 4 family mortgage loans to assist homeowners and other borrowers in the current difficult economic cycle. Loans are underwritten at the time of the modification in accordance with underwriting guidelines established for governmental and proprietary loan modification programs. As a participant in the U.S. Treasury’s Making Home Affordable (MHA) programs, we are focused on helping the customers stay in their homes. The MHA programs create a standardization of modification terms including incentives paid to borrowers, servicers, and investors. MHA includes the Home Affordable Modification Program (HAMP) for first lien loans and the Second Lien Modification Program (2MP) for junior lien loans. Under both our proprietary programs and the MHA programs, we may provide concessions such as interest rate reductions, forbearance of principal, and in some cases, principal forgiveness. These programs generally include trial periods of three months, and after successful completion and compliance with terms during this period, the loan is considered to be modified. See the “Allowance for Credit Losses” section for discussion on how we determine the allowance attributable to our modified residential real estate portfolios.

Stephanie L. Hunsaker
August 3, 2011

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In addition, the additional “PIIGS” disclosure we will include in future filings is as follows:
FOREIGN LOANS At June 30, 2011, foreign loans represented approximately 5% of our total consolidated loans outstanding and approximately 3% of our total assets. The United Kingdom was the only individual foreign country with cross-border outstandings, defined to include loans, acceptances, interest-bearing deposits with other banks, other interest bearing investments and any other monetary assets that exceeded 0.75% of our consolidated assets at June 30, 2011. The United Kingdom cross-border outstandings amounted to approximately $9.5 billion, or 0.75% of our consolidated assets, and included $1.7 billion of sovereign claims. Recently, there has been increased focus on the exposure of U.S. banks to Greece, Ireland, Italy, Portugal and Spain, which have experienced credit deterioration due to economic weakness and their respective fiscal situations. At June 30, 2011, our gross outside exposure to these five countries, including cross-border claims on an ultimate risk basis, and foreign exchange and derivative products, aggregated approximately $3.2 billion. Of this amount, we held approximately $100 million in sovereign claims, substantially all for Ireland, and no sovereign claims for Greece, Portugal and Spain. We did not have any sovereign credit default swaps that we have written or received associated with Greece, Ireland, Italy, Portugal and Spain.
     Our foreign country risk monitoring process incorporates frequent dialogue with our foreign financial institution customers, counterparties and regulatory agencies, enhanced by centralized monitoring of macroeconomic and capital markets conditions. We establish exposure limits for each country via a centralized oversight process based on the needs of our customers, and in consideration of relevant economic, political, social, legal, and transfer risks. We monitor exposures closely and adjust our limits in response to changing conditions.

Stephanie L. Hunsaker
August 3, 2011

The Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Questions concerning the information set forth in this letter may be directed to me at (415) 222-3119.

Very truly yours,
/s/ RICHARD D. LEVY
Richard D. Levy
Executive Vice President and Controller (Principal Accounting Officer)

cc:	John G. Stumpf, Chairman, President and Chief Executive Officer Timothy J. Sloan, Senior Executive Vice President and Chief Financial Officer